SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 001-14489

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A
Publicly-traded Company
CNPJ/MF 02.558.132/0001-69 NIRE 533 0000580 0

MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

On the 29th (twenty-ninth day) of April of the year 2003 (two thousand and three), at 13:00h (thirteen hundred hours), at the company's headquarters, located at Setor Comercial Sul, Quadra 2, Bloco C, n° 226, Edifício Telebrasília Celular, 7° Andar, Brasília-DF, the shareholders of Tele Centro Oeste Celular Participações S/A, (the “Company”) held an ordinary and extraordinary meeting where they represented more than 2/3 (two thirds) of the Company's voting capital stock, as registered in the appropriate Shareholder Attendance Book. As provided in Article 128 of Law 6404/76 and in Article 14 of the Company's Bylaws, Mr. Evandro Luís Pippi Kruel presided the works and chose me, Arthur Antonio Magalhães Fonseca, to act as secretary. Prior to the start of the proceedings, the Chairman informed attendees of the presence of Mr. Sérgio Assenço Tavares dos Santos, President of the Company, of Mr. Aureo Monteiro de Moraes, President of the Statutory Audit Committee, of Mr. Augusto Patareli and of Mr. Francisco de Assis Nogueira da Silva, Fiscal Advisors, following the provisions under Article 164 of Law 6404/76, and of Anderson Pascoal Constantino, representing Ernst & Young Independent Auditors, following the provisions under paragraph one in Article 134 of Law 6404/76, and of Antonio Gomes de Lima, from the Company's Controlling Department. The Chairman also informed that any dissenting protests, questions and requests relative to the matters to be decided upon should be presented to the board, in writing. To start the proceedings, the Chairman informed attendees that the meeting was being held subsequent to the Call for Attendance published in accordance with Article 124 of Law 6404/76, by the Diário Oficial do Distrito Federal on the issues of April 15 (page 28), April 16 (page 38) and April 17 (page 48) and by the Gazeta Mercantil Nacional, on the issues of April 14 (page B-2), April 15 (page A-11) and April 16 (page A-5), with the following agenda: ON GENERAL ORDINARY ASSEMBLY: 1. To receive the Administrators' account statements, as well as to examine, discuss, and vote the financial statements and the Administrative Report corresponding to the period ended at Dec. 31, 2002; 2. To decide on the destination of the net profit obtained in the period; 3. To sanction the payment of Interest on Own Capital based on the balance sheets closed at June 30, 2002 and at November 30, 2002 and decided upon by the Company's Board of Directors during the meetings held on July 17, 2002 and December 19, 2002, which shall be ascribed to the value of the minimum mandatory dividend; 4. To approve the Company's capital budget for fiscal year 2003, including the retention of earnings to cover the investments to be made by the Company during fiscal year 2003, as described in detail in the Capital Budget; 5. To decide on the initial date for the payment of Interest on Own Capital and Dividends; 6. To choose the members of the Statutory Audit Committee; 7. To choose the members of the Board of Directors; 8. To define the annual global remuneration budget for board members and the annual individual remuneration of the members of the Statutory Audit Committee. To start the meeting, the chairman submitted to the attending members the Company's financial statements and Administration Report, Item 1 of the agenda, as well as Ernst & Young Independent Auditors' report and the report prepared by the Statutory Audit Committee, relative to fiscal year closed at December 31, 2002, published by the Diário Oficial do Distrito Federal on the issue of February 28, 2003, on pages 61 to 72, and by the Gazeta Mercantil, on the issues of February 27, 2003, on pages A-9 to A-13, as can be attested by the copies made available on the table to the shareholders. After they were submitted to discussion and vote, they were unanimously approved by the shareholders. After that, the chairman submitted items 2, 3 and 4 of the agenda, relative to the destination of the net profit obtained in the period, to the payment of Interest on Own Capital decided by the Board of Directors and to the Company's capital budget for fiscal year 2003, respectively. The chairman submitted the Administration's proposal relative to the items under appreciation, which was announced by the Secretary, reading: “Dear Shareholders: As provided in Article 34 of the Company's Bylaws, the Administration of Tele Centro Oeste Celular Participações S/A, proposes that the Net Profit obtained in fiscal year 2003, in the value of R$ 329,182,538.96 (three hundred and twenty-nine million, one hundred and eighty-two thousand, five hundred and thirty-eight Brazilian reais and ninety-six cents), be the following: I. Legal Reserve: In conformity with Article 193 of Law 6404/76, it has become necessary to invest 5% (five percent) of that Net Profit, corresponding to R$ 16,459,126.95 (sixteen million, four hundred and fifty-nine thousand, one hundred and twenty-six Brazilian reais and ninety-five cents) in the constitution of the Legal Reserve. II. Interest on Own Capital and Dividends: 1. Interest on Own Capital: Observing the provisions under paragraph one of Article 35 of the Company's Bylaws, and observing the provisions under Article 9 of Law 9249/95 and Deliberation 207/96 issued by the CVM (Comissão de Valores Mobiliários), this Administration proposes that Interest on Own Capital be paid in the amount of R$ 93,498,643.69 (ninety-three million, four hundred and ninety-eight thousand, six hundred and forty-three Brazilian reais and sixty-nine cents), with a 15% withheld income-tax, resulting in the net value of R$ 79,473,847.14 (seventy-nine million, four hundred and seventy-three thousand, eight hundred and forty-seven Brazilian reais and fourteen cents), to the holders of preferred shares and ordinary shares, except to those shareholders who present proof of immunity or exemption, a value which shall be ascribed to the value of the minimum mandatory dividend, as follows:

        1.a) Interest on Own Capital; shareholding on July 26, 2002

Interest on Own Capital - Gross Amount	Common Shares	Preferred Shares	Total
Number of shares	122,340,075,947	252,766,698,473	375,106,774,420
Total Interest on Own Capital	12,925,042.91	26,663,095.19	39,568,138.10
Interest on Own Capital per share	0.000105485	0.000105485	0.000105485

Interest on Own Capital - Net of Income Tax	Common Shares	Preferred Shares	Total
Number of shares	122,340,075,947	252,766,698,473	375,106,774,420
Total Interest on Own Capital	10,969,286.47	22,663,630.91	33,632,917.39
Interest on Own Capital per share	0.0000896622	0.0000896622	0.0000896622

        1.b) Interest on Own Capital ; shareholding on December 31, 2002

Interest on Own Capital -	Common Shares	Preferred Shares	Total
Number of shares	120,641,944,223	252,766,698,473	373,408,642,696
Total Interest on Own Capital	17,424,023.72	36,506,481.87	53,930,505.59
Interest on Own Capital per share	0.000144427	0.000144427	0.000144427

Interest on Own Capital - Net of Income Tax	Common Shares	Preferred Shares	Total
Number of shares	120,641,944,223	252,766,698,473	373,408,642,696
Total Interest on Own Capital	14,810,420.16	31,030,509.59	45,840,929.75
Interest on Own Capital per share	0.000122763	0.000122763	0.000122763

2. Dividends: No dividends were proposed in 2002 because the value to be paid by the Company as Interest on Own Capital was higher than the value of the minimum mandatory dividend. III. Retention of Earnings (Article 196 of Law 6404/76). In conformity with the provisions under Article 196 of Law 6404/76, this Administration proposes that after destination of the legal reserve and dividends, as mentioned above, in the value of R$ 219,224,768.32 (two hundred and nineteen million, two hundred and twenty-four thousand, seven hundred and sixty-eight Brazilian reais and thirty-two cents), the remaining balance of the net profit of the year be retained and directed to the constitution of the retained earnings reserve for business expansion, profits which as hereby proposed should be used in future investments to be made in the Company's plant, as explained in detail in the Company's Capital Budget (Item IV, below), which is to be sanctioned by the general shareholders meeting.

Below, the table stating the destination of the Net Profit:

R$
Net Profit in the period	329,182,538.96
(-) Legal reserve	(16,459,126.95)
(=) Adjusted Net Profit in the period	312,726,412.01
(-) proposed Interest on Own Capital	(93,498,643.69)
(-) Retained earnings reserve for business expansion (Article 196 of Law 6404/76)	(219,224,768.32)
Accrued profit in the period	-0-

In addition, the Administration proposes to submit to the assembly a proposal to transfer the remaining balance of retained earnings in 2001, in the value of R$ 44,251,910.06 (forty-four million, two hundred and fifty-one thousand, nine hundred and ten Brazilian reais and six cents), which was not employed in investments and resulting mainly from the fact that the “Overlay” was not implemented as provided in the Company's Capital Budget for 2002, be transferred to Retained Earnings for expansion, which shall be invested based on the Company's Capital Budget for 2003, in accordance with the Company's Bylaws. The decision to postpone the implementation of the “Overlay” was based on both market and regulatory conditions, as well as on perspectives of consolidation on the part of wireless companies, which started to present themselves ready for decisions on such large investment only in early 2003. IV - Capital Budget for 2003: The Administration proposes to submit for approval of the shareholders the Company's Capital Budget for 2003, attached to the present minutes, in the value of R$ 301,114,500.00 (three hundred and one million, one hundred and fourteen thousand, five hundred Brazilian reais), to be implemented by means of using the retained earnings from fiscal year 2002, as well as the retained earnings from fiscal year 2001 that have not yet been used, which are to be written under accounting line Retained Earnings for Business Expansion, in accordance with the provisions under Article 196 of Law 6404/76. The capital budget contemplates the investments to be made by the Company to expand its plant and to implement its Overlay network, which have become indispensable improvements for the corporate business because of the growing competition in the market of wireless telephoning, caused by the introduction of new carriers operating in the Company's coverage area. V - Increase in Capital Stock: In accordance with the provisions under Article 199 of Law 6404/76, the Administration proposes to submit for approval by the shareholders an increase in the Company's capital stock, in the value of R$ 36,049,198.10 (thirty-six million, forty-nine thousand, one hundred and eight Brazilian reais and ten cents), without the issuance of new shares, to be paid in by means of capitalization of the value corresponding to part of the Profits Reserve exceeding the value of the capital stock at December 31, 2002, as follows.

R$
Capital Social	534,046,142.72
(-) Legal reserve	(58,687,842.38)
(-) Retained Earnings Reserve for business expansion (Article 196 of Law 6404/76)	(263,476,678.38)
(-) Accrued profits from previous years	(297,093,266.55)
(+) Shares in Treasury	49,162,446.49
(=) Excessive balance of profits reserves against capital stock	36,049,198.10

Brasília-DF, March 31, 2003. Alexandre Beldi Netto, Chairman of the Board of Directors”. After the administration's proposal was discussed and voted, Items 2 and 3 were unanimously approved by the shareholders, and Item 4 was approved by a majority of votes with abstention of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI. Moving on to Item 5 of the agenda, relative to the date to start payment of Interest on Own Capital and Dividends, the Chairman proposed to start payment of the Interest on Own Capital described in the Administration's Proposal above as of June 30, 2003, which was approved by a majority of votes with abstention of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, in accordance with the provisions under the third paragraph of Article 205 of Law 6404/76. As to Item 6 of the agenda, relative to the choice of the members of the Statutory Audit Committee, in accordance with the provisions under sub item “a” in paragraph 4 of Article 161 of Law 6404/76, the shareholders owning preferred shares voted separately and elected as their representative in the Statutory Audit Committee Mr. Luciano Nóbrega Queiroga, a Brazilian veterinarian, divorced and bearer of general registry card 11694070-05-SSP-BA, registered in the national Tax Roll under No. 597.000.687-49, a resident at Rua Alcides da Mota Zloccowick, 811 Candeias, Jaboatão dos Guararapes-PE, as full member, and Mr. Adelio Resende Araújo, a Brazilian accountant, married and bearer of general registry card 637055-SSP-DF, registered in the national Tax Roll under No. 019.913.371-91, resident and domiciled at SHIS quadra interna, conjunto 7, casa 5, n° 17, Lago Sul, Brasília-DF, as substitute member. In accordance with the provisions under sub item “b” in paragraph 4 of Article 161 of Law 6404/76, the major shareholder appointed by means of its representative and elected Mr. João Luís Tenreiro Barroso, a Brazilian economist, single and bearer of general registry card 04.291.751-8, registered in the national Tax Roll under No. 506.464.277-68, resident and domiciled in the capital city of the state of Rio de Janeiro, at Rua Humberto de Campos, 664, apt° 501, Leblon, with office in the capital city of the state of São Paulo, at Av. Brigadeiro Faria Lima, 2277, 15° andar, 1503, Jardim Paulistano and Mr. Norair Ferreira do Carmo, a Brazilian accountant, married and bearer of General Registry card 16220475 SSP/SP, registered in the national Tax Roll under No. 054.307.008-51, resident and domiciled in the capital city of the state of São Paulo, with office at Rua Martiniano de Carvalho, 851, 17° andar, São Paulo-SP as full members and José Guilherme Feijão Queiroz de Ataíde, a Portuguese lawyer, single and bearer of Foreigners Registry card RNE V355.773-S, registered in the national Tax Roll under No. 224.291.638-61, resident and domiciled at Rua Melo Alves, 751, apt° 21, Jardim América, São Paulo-SP, with office at Av. Brigadeiro Faria Lima, 2277, 15° andar, 1503, Jardim Paulistano, São Paulo-SP and Wolney Querino Schüler Carvalho, a Brazilian accountant, married and bearer of General Registry card 1.980.386-4 SSP/PR, registered in the National Tax Roll under N° 348.333.669-91, resident and domiciled in the capital city of the state of São Paulo, with office at Rua do Livramento, 66, bloco A, 1° andar, São Paulo-SP, as their corresponding substitute members, to compose the Statutory Audit Committee, whose term of office is to be effective until the General Ordinary Shareholders Meeting is held in 2004. The elected members have declared not to be involved in any crime provided by law which would forbid them to take up office in the above-mentioned positions. The shareholders and the legal representatives of the Company had expressed their appreciation as to the excellent work performed by the members of the Statutory Audit Committee whose term of office finished today. Moving to Item 7 of the agenda, relative to the choice of the members of the Company's Board of Directors, the chairman suggested that the issue be addressed after the closing of the General Extraordinary Shareholders Meeting, on account of the proposal to change the number of members to form the Collegiate. The suggestion was acknowledged and the matter was left for later consideration. Moving to Item 8 of the agenda, relative to the annual global remuneration budget for board members and the annual individual remuneration of the members of the Statutory Audit Committee, the chairman proposed to the shareholders that the annual global remuneration for board members be fixed at R$ 1,500,000.00 (one million and five hundred thousand Brazilian reais), and the Board of Directors shall be in charge of distributing the amount among its members and the directors. The shareholders also approved the proposed remuneration to the members of the Statutory Audit Committee to be equivalent to 10% (ten percent) of the average amount ascribed to each member of the Executive Board, not including for the purpose of this calculations the benefits, representation pay, or occasional profit-sharing (variable remuneration), in accordance with the specifications in paragraph 3 under Article 162 of Law 6404/76, which was approved by a majority of votes, with abstention of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI. Without any other items on the agenda for the General Ordinary Shareholders Meeting, the Chairman asked the Secretary to read the agenda for the GENERAL EXTRAORDINARY SHAREHOLDERS MEETING: 1. To amend Article 1 and the first Item under Article 2 of the Company's Bylaws, due to the migration of the Company and its controlled companies from Cellular Wireless Service [Serviço Móvel Celular, SMC] to Personal Wireless Service [Serviço Móvel Pessoal, SMP]; and to exclude Telebrasília Celular S/A as Controlled Company, given its incorporation by the Company, approved in the Extraordinary Shareholders Meeting held on April 26, 2002; 2. To amend Article 3 of the Company's Bylaws so as to assign to the Board the decision to create and extinguish branches, affiliated offices, departments, and representation offices, located anywhere in Brazil or abroad. 3. To amend Articles 17,18, and 19 and its sole paragraph, the sole paragraph in Article 20, Article 22 and its sole paragraph, Articles 24 and the exclusion of its sole paragraph, as well as Articles 25 and 26 of the Company's Bylaws, by reason of alterations in the number of inside and outside directors, as well as in the criteria used to substitute their members and their attributions. 4. To approve the increase of capital stock from the present R$ 534,046,142.00 (five hundred and thirty-four million, forty-six thousand, one hundred and forty-two Brazilian reais), to R$ 570,095,340.01 (five hundred and seventy million, ninety-five thousand, three hundred and forty Brazilian reais and one cent) with no issuance of additional shares, including the capitalization of part of the profits reserves, except for contingencies and realizable profits, in the amount exceeding the capital stock, as provided by Article 199 of Law 6404/76, with the consequent alteration of Article 5 of the Company's Bylaws. 5. To approve the consolidation of the Company's Bylaws as a result of the above-mentioned deliberations. To start the proceedings, the Chairman proposed to the assembly the changes described under items 1 and 3 of the agenda, which were approved as follows: Item 1 was unanimously approved by the attending shareholders; Item 2 passed with one contrary vote from shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, as to the opening of branches outside Brazil; Item 3 passed with one contrary vote from shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, as to supplementary items VII to XI of Article 17 and approval of the remaining items, and with vote contrary to the entire Item 3 from State Street Emerging Markets Funds and Merrill Lynch Latin America Fund Inc.. Moving on to Item 4 of the agenda, the Chairman submitted to the assembly the increase of the Company's capital stock from the present R$ 534,046,142.00 (five hundred and thirty-four million, forty-six thousand, one hundred and forty-two Brazilian reais), to R$ 570,095,340.01 (five hundred and seventy million, ninety-five thousand, three hundred and forty Brazilian reais and one cent) with no issuance of additional shares, including the capitalization of part of the profits reserves, except for contingencies and realizable profits, in the amount exceeding the capital stock, as provided by Article 199 of Law 6404/76. After discussion and votes, the increase was unanimously approved by the shareholders. As to Item 5 of the agenda, the Chairman submitted to appreciation the Company's consolidated Bylaws. As a result of the previous deliberations, the Chairman explained that the Consolidated Bylaws, duly signed by the Board, will be filed at the Company's headquarters as Document One, of which one copy should be taken for registry with the appropriate Board of Trade. After making the proposal for consolidation of the Bylaws available to the shareholders, and after reading its contents, the Chairman of the Meeting opened the issue for discussion and vote, after which the proposal was approved in total, by the majority of the attending shareholders. Shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI approved it with the above-mentioned restrictions, and State Street Emerging Markets Funds and Merrill Lynch Latin America Fund Inc. voted contrary to the proposal. After approval of the new and consolidated Bylaws, the shareholders returned to Item 7 of the agenda for the General Ordinary Shareholders meeting, relative to the choice of the members of the Company's Board of Directors, and the Chairman explained that in accordance with the Call for Attendance published, a minimum participation of 5% (five percent) was required in the voting capital to allow requests of a multiple vote process for choosing members of the Board of Directors, and no shareholder requested to adopt such process with the minimum obligatory previous notice of 48 hours. The following were elected by a majority of shareholders to compose the Company's Board of Directors, with abstention of shareholder Caixa de Previdência dos Funcionários do Banco do Brasil-PREVI: Mr. Felix Pablo Ivorra Cano, a Spanish engineer, married and bearer of Foreigners Registry card RNE V250982-E, registered in the national Tax Roll under No. 055.076.307-47, resident and domiciled in the capital city of the state of Rio de Janeiro, with office at Praia de Botafogo, n° 501/8° andar, Torre Corcovado, Botafogo, Rio de Janeiro - RJ; Mr. Fernando Xavier Ferreira, a Brazilian engineer, married and bearer of National Registry card 585.363 SSP/PR, registered in the national Tax Roll under No. 142.144.239-68, resident and domiciled in the capital city of the state of São Paulo, with office at Rua Martiniano de Carvalho, 851,21° andar, São Paulo-SP; Mr. Antonio Pedro de Carvalho Viana-Baptista, who also signs as Mr. Antonio Viana-Baptista, a Portuguese economist, married and bearer of passport number R026509, good through April 02, 2011, registered in the national Tax Roll under No. 222.541.978-78, resident and domiciled in the city of Madrid, in Spain, with office at Paseo de Recoletos, 7 - 9, 3° andar; Mr. Ernesto Lopez Mozo, a Spanish economist, married, resident and domiciled in Spain, with office at Paseo de Recoletos, 7 - 9, Madrid, España, bearer of passport number 513.736.39-B, good through September 12, 2005; Mr. Zeinal Abedin Mohamed Bava, a Portuguese engineer, married and bearer of passport number G 312.206 issued in Portugal and good through February 27, 2012, registered with the National Tax Roll under number N° 057.368.807-92, resident and domiciled in Portugal, at Rua Fernando Namora, n.° 34, 9° Dto., Lisboa; Mr. Carlos Manuel de Lucena e Vasconcelos Cruz, a Portuguese business manager, married and bearer of passport number E197.204, issued in Portugal and good through July 19, 2003, registered in the national Tax Roll under No. 227.739.558-70, resident and domiciled in Portugal, at Quinta Patino, Av. da República, 1910, Lote 12, Alcoitão; Mr. Iriarte José de Araújo Esteves, a portuguese engineer, married and bearer of passport number F370.234, issued in Portugal and good through February 02, 2010, resident and domiciled in Portugal, at Rua Carlos Anjos, n.° 21, R/Chão, Estoril, Concelho de Cascais; Mr. Eduardo Perestrelo Correia de Matos, a Portuguese economist, married and bearer of Brazilian General Registry card 35.939.115-1 SSP/SP, registered in the national Tax Roll under No. 186.001.968-41, resident and domiciled in the capital city of the state of São Paulo, at Rua Breno Pinheiro, 262, Morumbi, CEP 05661-000, with office at Av. Brigadeiro Faria Lima, 2277, 15° andar, 1503, Jardim Paulistano, CEP 01452-000; Mr. Paulo Jorge da Costa Gonçalves Fernandes, a Portuguese engineer, married and bearer of passport number G196.267, issued in Portugal and good through August 07, 2011, resident and domiciled in Portugal, at Rua Neutel de Abreu, n.° 13, 12°B, Benfica, Lisboa; and Mr. Ignacio Aller Mallo, a Spanish business manager, married and bearer of passport number Q666192, issued in Spain and good through March 03, 2013, resident and domiciled in Spain, at Calle Goya, 24, Madrid. The members of the board now elected will remain in office for 03 (three) years, as of the present date. It is also agreed that the controlling shareholder Telesp Celular Participações S.A., which appointed the Members of the Board, obtained from the appointed members, now elected, the information that they meet the qualifications for signing the statement required by CVM Instruction 367/2002 and that they agree to present such signed statement at the moment they are to sign their corresponding Inauguration Statement. The inauguration of the Members of the Board of Directors residing or domiciled outside Brazil is conditional on the constitution of legal representation by a Brazilian resident. With no further issues to address on the agenda, the meeting was adjourned for preparation of the present minutes. After the meeting reopened, these minutes were read and signed by the representative of the Major Shareholder, by the remaining shareholders who intended to do so, by the Chairman of the Board and its Secretary. Brasília-DF, April 29, 2003. We certify for all purposes that the present document is a true copy of its original, drawn in its appropriate minute.

EVANDRO LUÍS PIPPI KRUEL
Chairman of the Board

[Minutes of the General Ordinary and Extraordinary Meeting of the Shareholders of Tele Centro Oeste Celular Participações S/A, held on April 29, 2003, continued.]

SHAREHOLDERS

TELESP CELULAR PARTICIPAÇÕES S/A
P.P. EVANDRO LUÍS PIPPI KRUEL

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL-PREVI
P.P. CARLOS RIBEIRO DE OLIVEIRA

CAPITAL GUARDIAN E M RESTRIC E F F T E T
CAPITAL GUARDIAN EMERG MKTS EQUI MAST FD
STATE STREET EMERGING MARKETS
BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FU
THE BRAZIL VALUE AND GROWTH FUND
IBM TAX DEFERRED SAVINGS PLAN
THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
ONTARIO TEACHER'S PENSION PLAN BOARD
STATE STREET EMERGING MARKETS
BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FU
STATE STREET BANK & TRUST FUNDS FOR EMPLOYEE TRUSTS
ONTARIO TEACHER'S PENSION PLAN BOARD
MCL LIMITED
STATE STREET EMERGING MARKETS
MERRIL LYNCH LATIN AMERICA FUND INC
NCIT-CAPITAL INTERNATIONAL - EMERGING SHARE TRUS
 P.P. GEORGE WASHINGTON TENÓRIO MARCELINO

SPLICE DO BRASIL TELECOMUNICAÇÕES E ELETRÔNICA S/A
P.P. SERGIO ASSENÇO TAVARES DOS SANTOS

ARTHUR ANTONIO MAGALHÃES FONSECA
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2003

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Sérgio Assenço Tavares dos Santos
Sérgio Assenço Tavares dos Santos President and Director of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.